Filed by Tesoro Corporation (Commission File No. 001-03473) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Western Refining, Inc. (Commission File No. 001-32721)

TESORO
2015 Social Responsibility Summary Report
SAFETY
COMMUNITY
ENVIRONMENT
PEOPLE

ABOUT THIS PUBLICATION
TESORO
2015 Social Responsibility Summary Report
SAFETY
COMMUNITY
ENVIRONMENT
PEOPLE
This booklet is an executive summary of the Tesoro 2015 Social Responsibility Report. See the full report for more details at www.tsocorp.com/responsibility
As used in this report, the terms “Tesoro,” “we,” “us,” “the Company” or “our” may refer to Tesoro Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole. This includes Tesoro Logistics LP (“TLLP”) and its subsidiaries as consolidated subsidiaries of Tesoro Corporation.
FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things:
our goals, plans and objectives for our business, including the ability to reduce our environmental impact and effectuate improvements in safety, oil spill prevention and response, reduced air emissions, and reduced water consumption;
the benefits of our commitment to Shared Value;
planned future investments in training, tools, technologies, maintenance, regulatory projects, turnarounds, and enhancements to our processes, as well as the corresponding benefits of our prior and future investments;
the effectiveness of preventative measures we employ, including those related to emergency preparedness and response activities; and
our ability to deliver value to our shareholders, the communities where we operate, our employees, our customers and our partners.
We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will,” and similar terms and phrases to identify forward-looking statements in this report.
Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations and anticipated projects involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors which are described in greater detail in our filings with the U.S. Securities and Exchange Commission.
2 2015 SOCIAL RESPONSIBILITY REPORT

MESSAGE FROM THE CEO
In 2015, Tesoro made great strides in our work to create value not only for our business, but also for our various stakeholders and the communities we serve. This commitment to fostering “Shared Value” allowed us to improve upon our industry-leading safety processes and performance, reduce air emissions, and look for ways to continue to lower our environmental impact.
Reflecting on the accomplishments of 2015, I am pleased to highlight our progress in the following areas:
Safety: In 2015, we once again surpassed our own safety targets – on both personal and process safety – in addition to outperforming industry averages. We continue full implementation of our Operations Excellence Management System (OEMS), which ensures the ongoing improvement of our safety processes. We also continue to invest in upgrades that are aimed at improving our assets’ reliability and safety.
Oil spill prevention and response: Tesoro continued its commitment to environmental stewardship. In addition to conducting more than 30 emergency response drills in 2015, we also worked collaboratively with organizations like the Washington Department of Ecology, the U.S. Coast Guard and BNSF Railway on the deployment of new emergency response technologies. We will continue to seek new ways to improve and enhance emergency response, both by refining our processes as well as working with others to build upon best practices.
Air emissions: In 2015, we effectively reduced air emissions, such as NOX, SOX and particulates, by 15 percent over 2014. Additionally, we have upgraded the vapor recovery systems at our retail sites and the flare gas recovery systems at five of our six refineries – these systems help to further reduce emissions. Moving forward, we will continue to take steps to improve upon this performance.
As we look toward the future, Tesoro will continue to evaluate opportunities for growth by considering what’s best for our diverse stakeholders through the Shared Value lens. In fact, we are working with several renewable energy companies to produce low-carbon, advanced biofuels by supporting the development of biocrude made from renewable biomass that could be processed in our existing refineries.
We know that access to clean, affordable and reliable energy has the power to make a better world, and we take great pride in responsibly working toward that goal every day.
Sincerely,
Greg J. Goff
Chairman, President and
Chief Executive Officer
Tesoro Corporation
“…access to clean, affordable and reliable energy has the power to make a better world…”
GREG J. GOFF
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER
SAFETY COMMUNITY ENVIRONMENT PEOPLE 3

ABOUT TESORO
6,000 employees
TESORO AT A GLANCE
Tesoro Corporation, a Fortune 100 company, is an independent refiner and marketer of petroleum products. Our operations span 18 states, with headquarters in San Antonio, Texas.
We are committed to delivering value to all of those who benefit by our success – our shareholders, the communities where we operate, our employees, our customers and our partners.
Tesoro Logistics is a limited partnership formed by Tesoro Corporation. This fee-based, growth-oriented business owns, operates and develops logistics assets primarily in the western and mid-continent regions of the United States.
REFINING AND MARKETING
SIX REFINERIES & associated logistics
TOTAL REFINING CAPACITY APPROX.
875,000
BARRELS/DAY
Retail-marketing system includes:
ABOUT 2,400 STATIONS
RETAIL BRANDS: ARCO TESORO USA GASOLINE EXXON MOBIL
UNITS OF MEASURE 2013 2014 2015
Refinery Crude Oil Capacity Barrels per day 697,000 825,000 875,000*
Crude Oil Source – Domestic % 51 59 59
Crude Oil Source – Foreign % 49 41 41
*In December 2015, we updated our crude oil capacity from 850,000 bpd to 875,000 bpd.
For more information on Tesoro and Tesoro Logistics LP or our operations, please refer to each company’s 2015 Form 10-K, available at www.tsocorp.com and www.tesorologistics.com.
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ABOUT TESORO
HEADQUARTERS Tesoro Corporation Tesoro Logistics LP Refinery Natural Gas Processing Complex Crude Oil & Refined Product Terminal
Retail Stations Pipeline Rail Facility Marine Terminal
Logistics operations depicted on the map include assets operated by Tesoro Corporation and Tesoro Logistics.
LOGISTICS
MORE THAN 4,000 M I LE S of crude oil, refined products and natural gas pipelines
29 crude oil and refined products TRUCK & MARINE TERMINALS 15 MILLION BARRELS of storage capacity
TWO crude oil rail FACILITIES 4 natural gas PROCESSING complexes
SAFETY COMMUNITY ENVIRONMENT PEOPLE 5

OUR APPROACH AND ACTIVITIES
HPC
CORE VALUES
EXCEPTIONAL PEOPLE
SHARED PURPOSE
POWERFUL COLLABORATION
SUPERIOR EXECUTION
HIGH-PERFORMING CULTURE
HOW WE CONDUCT BUSINESS
At Tesoro, we rely on our Vision, Strategic Priorities and Guiding Principles to inform the way we conduct business. We set high expectations for employees at every level, and this allows us to operate as a trusted and valued business partner, a good corporate citizen and a successful Company.
VISION
Every day create a safer and cleaner future as efficient providers of reliable transportation fuel solutions.
STRATEGIC PRIORITIES
We have five Strategic Priorities.
Improving operational efficiency and
effectiveness with a focus on:
safety and reliability
cost leadership
business improvements
Driving optimization of our integrated
value chain
Exercising financial discipline
Fostering value-driven growth
Creating a high-performing culture
GUIDING PRINCIPLES
Our Guiding Principles drive our pursuit of our
Strategic Priorities.
Always abiding by our Core Values
Safety and Environment
Respect
Integrity
Attracting, developing and retaining
Exceptional People
Operating with a Shared Purpose
Fostering Powerful Collaboration
Focusing on Superior Execution
6 2015 SOCIAL RESPONSIBILITY REPORT

TESORO
EMPLOYEES
PARTNERS
ENVIRONMENT
GOVERNMENT
COMMUNITIES
SHARED VALUE
At Tesoro, we take a deliberate, systematic and proactive approach to understanding and working with our stakeholders. Our aim is to conduct our business in a way that maximizes mutual value for our communities, partners and our Company. This business philosophy is referred to as Shared Value, and it enables us to build strong relationships with our stakeholders, identify and address risks and opportunities, reduce costs, find new solutions to challenges, and earn our license to operate and grow.
Our Shared Value strategy focuses on five key stakeholder groups: employees, customers and partners, communities, the environment and government. Our Shared Value strategy is supported by a comprehensive governance structure that ensures an appropriate level of oversight, direction and accountability.
While we’ve been incorporating Shared Value in our business for some time, in 2015 we launched a formalized employee network of Shared Value Ambassadors to further drive this mutually beneficial way of doing business. Shared Value Ambassadors are our “eyes and ears” in the business, identifying ways to maximize value with stakeholders, and coaching leaders and colleagues on how to apply Shared Value thinking in daily decision making. In fact, this report outlines many examples of Shared Value in action.
“Every day, we work with the communities where we operate to have a positive impact and to inform our business.”
BRIAN SULLIVAN
VICE PRESIDENT, CORPORATE AFFAIRS
SAFETY COMMUNITY ENVIRONMENT PEOPLE 7

OUR APPROACH AND ACTIVITIES
SAFETY
At Tesoro, we strive for an incident-free workplace. Our people are the foundation of our success and we are committed to providing a safe and healthy environment for our employees, contractors and neighbors in the communities where we operate.
To meet these goals, we work to eliminate or mitigate risks by identifying, evaluating and continuously learning from the few accidents that do occur. This practice can help prevent incidents from occurring.
“Ensuring the safety of our people and our assets is the key to our success and our responsibility to our communities.”
KEITH CASEY EXECUTIVE VICE PRESIDENT, OPERATIONS
We also work collaboratively with industry experts to establish and constantly refine best-practice standards that improve workplace safety. For example, we participate in a safety program with the American Fuel & Petrochemical Manufacturers (AFPM) to share what we have learned. We also continually improve our operations by offering training, and implement new programs that protect our employees.
We strive to cultivate a culture in which our employees are committed to their own safety and the safety of their colleagues. Our employee compensation programs are tied directly to improving environmental, health and safety performance, which helps drive accountability, alignment and commitment across the Company. By offering a wide variety of training and tools that address safety and compliance, we empower every employee to take ownership of ensuring safe work practices.
23% reduction in PERSONAL SAFETY INCIDENTS
31% reduction in PROCESS SAFETY INCIDENTS
8 2015 SOCIAL RESPONSIBILITY REPORT

DOUBLING DOWN ON STORAGE TANK SAFETY
In 2015, Tesoro successfully completed the replacement of all single-walled storage tanks and fuel lines at our retail sites with double-walled tanks and lines. This was the result of a multi-year initiative borne out of our internal mandate to employ tanks and lines that significantly decrease the risk of a spill or leak.
The change to tanks and lines that are more reliable and more easily monitored came out of our sense of commitment to those communities where we operate. No additional capacity or other process benefit was gained by making this change.
Operating in a manner that is safe, environmentally responsible and that uses the best available technology is a business imperative at Tesoro. With that in mind, we will continue to independently look for opportunities to improve our storage infrastructure over time.
ESTABLISHING SAFE HARBOR IN ALASKA’S COOK INLET
Since 1969, Tesoro has operated the Kenai Refinery located on the Cook Inlet, 60 miles southwest of Anchorage. In 2015, we helped launch the Cook Inlet Harbor’s first-ever Harbor Safety Committee, an organization responsible for planning and implementing operational and environmental practices beyond the regulatory requirements. This includes the development of various safety, efficiency and environmental standards.
A risk assessment funded by Tesoro found that the Cook Inlet Harbor did not have a Harbor Safety Committee in place. Without it, the harbor had no disaster plan or guidance document to reference in case of an emergency.
Tesoro was approached by the Regional Citizens Advisory Council (RCAC) and the U.S. Coast Guard (USCG) to help create such a plan. Tesoro leadership organized a meeting of stakeholders - 80 representatives in all - from the USCG, the RCAC, the Southwest Alaska Pilots Association, the Port of Anchorage, the Alaska Department of Environmental Quality and local environmental groups, among others.
The group ultimately decided that the creation of a Harbor Safety Committee was in the best interests of the port and those who rely on it. With Tesoro’s guidance, a project budget was developed, members were identified and a launch timeline was established. A fourth initiative, the drafting of a Harbor Safety Plan, is currently underway in collaboration with the USCG and others.
In addition to establishing Standards of Care and best practices for maritime operations in Cook Inlet, the Harbor Safety Committee also provides an important forum for a variety of stakeholders to be heard. As the technology that drives our industry continues to evolve, so too must the operational and environmental practices that guide us. For Tesoro, that means involving all community voices.
SAFETY COMMUNITY ENVIRONMENT PEOPLE 9

OUR APPROACH AND ACTIVITIES
COMMUNITY
We strive to be a valued member of the communities where we live and work. We work closely with our neighbors to listen and to understand the issues our communities are facing. This not only informs our business decisions and helps us address concerns, it also builds trust among our community partners. All of our refineries have Community Advisory Panels that meet regularly and are an important connection to our neighborhoods.
$6.9 MILLION
INVESTED
in communities
EMPLOYEES
CONTRIBUTED
$1.3 MILLION
to 1,200 organizations
INVESTING IN COMMUNITIES
We invest in the communities where we operate through grants, sponsorships and volunteer time to make a positive and measureable impact. We focus our investments in the areas of STEM education (science, technology, engineering and math), public safety and environmental conservation.
Tesoro and the Tesoro Foundation directed investments of $6.9 million to support local schools and nonprofit agencies in 2015, many of which supported the creation of initiatives which will provide long-lasting benefits to the organizations and the community.
In 2015, we piloted the Tesoro Afterschool STEM Academies program in partnership with nine non-profit organizations. The program provides STEM-related learning opportunities to more than 3,700 students in the areas near our operations.
In 2015, our employees contributed more than $1.3 million to more than 1,200 organizations, and the Tesoro Foundation donated more than $800,000 to eligible organizations through our Matching Gift Program.
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EXAMPLES OF OUR COMMUNITY PROGRAMS IN 2015
AQUARIUM OF THE PACIFIC
The Tesoro Foundation awarded the Aquarium of the Pacific in Long Beach, California a four-year, $200,000 grant in 2015 to renovate and revitalize its mobile tide pool exhibit - the Aquarium on Wheels. The Aquarium on Wheels program travels to local schools or events to show the wonder of the marine ecosystem and introduce concepts of science and critical thinking.
The new exhibit was launched in early 2016 and is very busy helping Southern California students learn about marine ecosystems and encouraging them to pursue careers in science.
UTAH STEM ACTION CENTER
In 2015, the Tesoro Foundation awarded a five-year,
$1.5 million grant to the Utah STEM Action Center to develop and deploy a mobile classroom which will allow students and teachers across Utah to have access to fun and engaging STEM curricula.
The mobile classroom is currently under construction and will be on the road starting in the fall of 2016. Once available, the program is expected to reach more than 300,000 Utah students each year.
SUPPORTING SPECIAL OLYMPICS IN SOUTHERN CALIFORNIA
In 2015, ARCO and ampm raised more than $318,000 in a seven-week fundraising campaign to support the Special Olympics Southern California (SOSC) Hometown Heroes program. The campaign was conducted in partnership with ARCO dealers and ampm franchisees, during which customers in Southern California made donations by purchasing Special Olympics torch icons for $1 to support SOSC athletes. Tesoro provided an additional $25,000 to the cause.
Through this grant, more than 1,200 athletes in the Special Olympics were supported for a full year, including uniforms, transportation, coaching and equipment.
SAFETY COMMUNITY ENVIRONMENT PEOPLE 11

OUR APPROACH AND ACTIVITIES
ENVIRONMENT
As stewards of the environment, we are dedicated to operating in a way that limits our impact on local communities and their surrounding ecosystems. We are continuously improving our procedures, programs, tools and systems to mitigate risks and advance our environmental performance. We also routinely engage with stakeholders and hold ourselves accountable as a trusted business partner and responsible corporate citizen.
IMPROVED RETAIL ENERGY EFFICIENCY
In 2015, Tesoro captured an opportunity to improve energy efficiency at retail station locations.
This reduction in energy use was accomplished through a suite of improvements: replacing traditional incandescent and fluorescent lighting with LED bulbs, adding smart sensors to in-store coolers, installing motion sensor lights in the back of the store and converting walk-in coolers to a more efficient power system.
These changes were successfully made at 60 locations in 2015, and we will continue to make them throughout the entirety of our retail network - some seven hundred stores - over the next two years.
REDUCING EMISSIONS: FLARE MANAGEMENT
Reducing flaring at our facilities is important as it helps mitigate air emissions and impacts to the environment. A flare is a safety device used to safely burn excess gas associated with nonstandard operating conditions such as startup and shutdown.
We work to manage and minimize flaring in our operations through procedural improvements and equipment installation.
Our facilities are required to have flare minimization plans in place that outline procedures to reduce flaring. In 2015, we successfully completed a flareless maintenance turnaround at our Los Angeles Refinery and are working to complete many more in the future.
We also reduce flaring through the installation of equipment that helps to capture gas that would normally be burned on a flare and return it to the refinery to be used as a fuel source. Overall, this reduces the amount of hydrocarbons burned and reduces emissions. We remain proactive in our pursuit of new processes and infrastructure that allow us to operate more efficiently.
12 2015 SOCIAL RESPONSIBILITY REPORT

ENVIRONMENTAL PERFORMANCE
DIRECT GREENHOUSE GAS EMISSIONS
In 2015, our direct GHG emissions decreased by approximately 3 percent. We are focused on proactively reducing GHG emissions through various programs that include process efficiency and flare management.
METRIC TONNES CO2e PER THOUSAND BARRELS OF THROUGHPUT
2013 2014 2015
0 5 10 15 20 25 30 35 40
AIR EMISSIONS
We significantly reduced total air emissions in 2015, principally due to process improvements and the addition of new flare management systems at many of our refineries. In 2015, we produced 52.10 tons of emissions per million barrels of throughput, a 15 percent reduction from 2014.
TONS PER MILLION BARRELS OF THROUGHPUT
2013 2014 2015
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
SPILLS
Our spill volume decreased in 2015. A total of 185 barrels of hydrocarbon were spilled in 2015, versus 709 barrels in 2014.
VOLUME HYDROCARBON SPILLED
2013 2014 2015
22K
20K
18K
16K
14K
12K
10K
8K
6K
4K
2K
0
SAFETY COMMUNITY ENVIRONMENT PEOPLE 13

OUR APPROACH AND ACTIVITIES
OUR PEOPLE
We attract and retain employees that have both exceptional skills and share our Core Values. Our Guiding Principles help shape our behaviors so that we are able to create a professional environment that welcomes new ideas, encourages diverse perspectives and fosters a collaborative team environment.
We accomplish this by attracting diverse top talent, providing development opportunities, rewarding employees and supporting their health and wellness.
“Each of our employees acts according to our Guiding Principles, which helps make our people trusted members of our communities.”
CRAIG LATORRE SENIOR VICE PRESIDENT CHIEF HUMAN RESOURCES OFFICER
DIVERSITY, INCLUSION, AND EQUAL OPPORTUNITY
Tesoro embraces and promotes a culture that values diversity, inclusion and equal opportunity. We believe our employees’ broad range of views, experiences and backgrounds broaden our collective perspective.
In 2015, female and minority employees accounted for 20 and 34 percent of our workforce, respectively. We will remain focused on increasing diversity and are committed to building a workforce that reflects the communities in which we operate and the markets from which we recruit.
14 2015 SOCIAL RESPONSIBILITY REPORT

EMPLOYEE DEVELOPMENT
140 EMPLOYEES RECEIVED
$530,000
IN EDUCATIONAL ASSISTANCE
We invest in many training programs to develop employees at all levels. These programs focus on leadership, management and technical skills, as well as promoting behaviors consistent with our Guiding Principles.
COMPENSATION, HEALTH AND WELLNESS
Providing competitive compensation and rewards packages is critical to attracting, retaining and motivating employees. We incentivize performance by creating a pay-for-performance structure which aligns employee goals with those of the Company.
We provide our employees with wellness resources that focus on physical, emotional and financial topics to help them lead healthier lives – at home and at work. Medical benefits offered to employees include many preventative measures, including annual physical examinations and coverage for preventive care. Tesoro also helps subsidize our employees’ medical costs, which empowers them to proactively manage their overall health.
SAFETY COMMUNITY ENVIRONMENT PEOPLE 15

2015 FAST FACTS
Revenue: $28 billion Turnaround Expenditures: $290 million
Capital Expenditures: $1 billion Employees: 6,000
SAFETY PERFORMANCE (VERSUS 2014)
Personal Safety incident rate decreased 23% Process Safety (tier 1 and 2) event rate decreased 31%
ENVIRONMENTAL PERFORMANCE (VERSUS 2014)
GHG emissions decreased by 3%
Waste reduced by 36%
Air emissions reduced by 15%
Water consumption decreased
Spills to land or water decreased
For full Environmental Performance data, please view the full report at www.tsocorp.com/responsibility
TESORO
19100 Ridgewood Parkway San Antonio, Texas 78259 www.tsocorp.com
This summary report is printed on a Forest Stewardship Council certified paper stock which is process-chlorine-free, made from 10% post-consumer waste, and manufactured with wind-generated energy. Printed with soy-based inks. Designed by Uppercase Design Group. © 2016 Tesoro Corporation. All rights reserved.
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FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Western’s forward-looking statements are based on assumptions that Western believes to be reasonable but that may not prove to be accurate. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.